

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Scott W. Lynn
Chief Executive Officer
Masterworks 011, LLC
497 Broome Street
New York, New York 10013

Re: **Masterworks 011, LLC**
Offering Statement on Form 1-A
Filed April 17, 2020
File No. 024-11198

Dear Mr. Lynn:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed April 17, 2020

Risk Factors, page 10

1. We note that you have listed some broad categories of risk factors applicable to an investment in your offering. Item 3 of Form 1-A requires a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Please revise your offering circular to include more specific risk factor disclosure.

"An investment in the Painting is subject to various risks, any of which could materially impair the value . . .", page 14

2. We note your disclosure on page 14 that you will purchase the painting from The Pace Gallery, LLC, but throughout the rest of your offering circular, you indicate that you will purchase the painting from the Timothy Taylor Gallery. Please revise for consistency.

General

3.   It appears that your public website, as a whole, may constitute "testing-the-waters" materials. For example, the landing page of your website prominently states: "Join an exclusive community of blue-chip art investors." Please confirm your understanding that "testing-the-waters" materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular, or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. We note, in this regard, that the soliciting materials currently on your public website do not include the information required by Securities Act Rule 255(b)(4).

4.   We note that you are placing ads for "Sponsored Content" in which you state, among other things, that "[n]ow is the time to start looking at art with Masterworks, an investment platform delivering historical returns of 8-30%." Please tell us how these ads are consistent with your ability to solicit interest pursuant to Rule 255 of Regulation A. Also, tell us how you believe it is appropriate to cite to returns of 8-30% on your investment platform. In this regard, we note your disclosure that "[you] intend to hold the Painting for an extended period of time," and "[i]nvestors should be prepared to hold their Class A shares for an indefinite period of time, as there can be no assurance that the Class A shares can ever be resold or that the Painting can ever be sold."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Katherine Bagley at (202) 551-2545 or Jennifer Lopez-Molina at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.